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FOR IMMEDIATE RELEASE                          CONTACT:  Brenda J. Walker
                                                         Vice President
                                                         Cedar Bay Company
                                                         (516) 883-5577



              TENDER OFFER FOR CEDAR INCOME FUND, LTD. EXTENDED

         PORT WASHINGTON, NEW YORK -- February 24, 1998 -- Cedar Bay Company ("Cedar Bay") today announced that the expiration date of its tender offer (the "Offer") to acquire all, but not less than a majority, of the outstanding shares of common stock (the "Shares") of Cedar Income Fund, Ltd. for $7.00 per share (net to the seller in cash) has been extended to 12:00 Midnight, New York City time, on March 27, 1998, unless the Offer is extended, in order to finalize financing arrangements. The Bank of New York (the depositary bank for the Offer) has reported to the Purchaser that, as of the close of business on Monday, February 23, 1998, approximately 73% of the Shares had been validly tendered in accordance with the Offer.

         The Offer is being made pursuant and subject to the terms and conditions set forth in the Offer to Purchase dated January 12, 1998. Cedar Bay has previously filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule 14D-1, as amended, which contains additional information relating to the Offer, of which the Offer to Purchase is an exhibit.

         The Information Agent for the Offer is Georgeson & Company Inc.